# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CNL Strategic Residential Credit, Inc., CIK 0002066337
CUSIP: 000000000
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: CNL Center at City Commons, 450 South Orange Avenue, Suite 1400, Orlando, Florida (FL), 32801
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001999371-25-016067
Filed by CIK 0000942630

## Reporting persons
- CNL Residential Credit Manager, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 306,100.58; sole dispositive power 0; shared dispositive power 306,100.58; aggregate amount beneficially owned 306,100.58 (18.8151% of the class)
- SENEFF JAMES M JR: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 306,100.58; sole dispositive power 0; shared dispositive power 306,100.58; aggregate amount beneficially owned 306,100.58 (18.8151% of the class)

## Item 1. Issuer
Name of issuer: CNL Strategic Residential Credit, Inc.
Address of issuer's principal executive offices: CNL Center at City Commons, 450 South Orange Avenue, Suite 1400, Orlando, Florida 32801

## Item 2. Person Filing
Name of person filing:
The statement is being jointly filed by each of the person and entity below pursuant to Rule 13d-1(k), each of whom is referred to herein as a Reporting Person, and collectively as the "Reporting Persons":

(1) CNL Residential Credit Manager, LLC, a Delaware limited liability company (the "Advisor"), which directly beneficially owns the shares of common stock; and

(2) James M. Seneff, Jr., who indirectly wholly owns CNL Financial Group, LLC, which indirectly owns the Advisor through a subsidiary.
Address of principal business office or, if none, residence:
450 South Orange Avenue, Suite 1400, Orlando, Florida 32801
450 South Orange Avenue, Suite 1400, Orlando, Florida 32801
Citizenship:
Delaware
United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
CNL Residential Credit Manager, LLC: 306,100.577
James M. Seneff, Jr.: 306,100.577
Percent of class:
CNL Residential Credit Manager, LLC: 18.8151%
James M. Seneff, Jr.: 18.8151%
Sole power to vote or to direct the vote:
CNL Residential Credit Manager, LLC: 0
James M. Seneff, Jr.: 0
Shared power to vote or to direct the vote:
CNL Residential Credit Manager, LLC: 306,100.577
James M. Seneff, Jr.: 306,100.577
Sole power to dispose or to direct the disposition:
CNL Residential Credit Manager, LLC: 0
James M. Seneff, Jr.: 0
Shared power to dispose or to direct the disposition:
CNL Residential Credit Manager, LLC: 306,100.577
James M. Seneff, Jr.: 306,100.577

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2 attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99-1
Exhibit 99-2

## Signatures
- CNL Residential Credit Manager, LLC: /s/ Bradley Yochum, Bradley Yochum General Counsel (11/05/2026)
- SENEFF JAMES M JR: /s/ Bradley Yochum, Bradley S. Yochum Attorney-in-Fact* (11/05/2026)
Comment: *Pursuant to a power of attorney (incorporated herein by reference to Exhibit 24 to Schedule 13G filed with the SEC by the Reporting Persons on October 24, 2025).